NEWS RELEASE

Endeavour Silver Announces Completion of $3.9 Million Private Placement

Not For Distribution To U.S. Newswire Services Or For Dissemination In The United States.

Vancouver, BC, Canada - October 26, 2009 - Endeavour Silver Corp. (“Endeavour” or the “Company”) (EDR:TSX)(EDR. WT:TSX)(EXK:NYSE-Amex)(EJD:DBFrankfurt) is pleased to announce that it has completed its previously announced non-brokered private placement by issuing a total of 1,299,843 units (“Units”) of the Company for gross proceeds of $3,899,529.

Each Unit was sold at the price of $3.00 and consisted of one common share of the Company and one-half of one common share purchase warrant, each whole warrant (“Warrant”) exercisable to purchase one common share of the Company at the price of $3.60 until October 26, 2011. The common shares and Warrants comprising the Units, as well as the common shares issuable pursuant to the exercise of Warrants, will be subject to a hold period of four months and one day following the closing date.

The Company paid a total of $159,722 in cash as finder’s fees in respect of certain subscriptions for Units. The Company intends to use the net proceeds of the Offering to continue evaluating possible acquisitions and for general working capital.

This news release is not an offer of securities for sale in the United States. The securities described above have not been and will not be registered under the U.S. Securities Act of 1933, and may not be offered or sold in the United States absent registration under the U.S. Securities Act of 1933, or an applicable exemption from the registration requirements thereof.

Endeavour Silver Corp. is a small-cap silver mining company focused on the growth of its silver production, reserves and resources in Mexico. Since start-up in 2004, Endeavour has posted five consecutive years of growing silver production and resources. The organic expansion programs now underway at Endeavour’s two operating silver mines in Mexico combined with its strategic acquisition program should help Endeavour achieve its goal to become the next premier mid-tier primary silver producer.

ENDEAVOUR SILVER CORP.

Per:

/s/ " Dan Dickson "

Dan Dickson
CFO

For more information, please contact Hugh Clarke at Toll free: 877-685-9775, tel: (604) 685-9775, fax: (604) 685-9744, email hugh@edrsilver.com or visit our website, www.edrsilver.com.

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Endeavour and its operations to be materially different from those expressed or implied by such statements. Such statements include comments regarding the completion and terms of the proposed Offering and the use of proceeds therefrom. Factors that could cause actual results to differ materially include: the ability to settle the terms of the Offering and to satisfy conditions of the Offering; the failure to receive regulatory approvals with respect to the Offering; changes in the prices of gold and silver; and changes in Canadian and U.S. securities markets. In addition, specific reference is made to “Forward-Looking Statements” and “Risk Factors” in the Company’s Annual Information Form dated March 31, 2009. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.